October 11, 2013

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Vital Therapies, Inc.
Draft Registration Statement on Form S-1
Submitted August 30, 2013
CIK No. 0001280776

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 12, 2013, to Terence E. Winters, Ph.D., Co-Chairman of the Board and Chief Executive Officer of Vital Therapies, Inc. (the “Company”) regarding the confidential draft Registration Statement on Form S-1, CIK No. 0001280776 (the “Confidential Registration Statement”), submitted by the Company on August 30, 2013.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), responding to the Staff’s comments and updating the Confidential Registration Statement. We are enclosing a copy of the Registration Statement, together with a copy that is marked to show the changes from the Confidential Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates Stock-based Compensation

1. Refer to your response to comment 22, including your new disclosure on page F-26. We are deferring a final evaluation of stock compensation and other costs until your estimated offering price is specified. We may have further comments in this regard, when the amendment containing this information is filed. In your response, please confirm that no new equity issuances, including future purchase rights, options, convertible preferred stock, etc., have been issued subsequent to the balance sheet date.

Response: The Company respectfully acknowledges the Staff’s comment. The Company confirms that no new equity issuances, including future purchase rights, options or convertible preferred stock have been issued subsequent to the balance sheet date, other than options that have been granted and are disclosed in the Registration Statement.

Notes to the Financial Statements 7. Redeemable Convertible Preferred Stock Future Purchase Rights, page F-25

2. For each issuance of future purchase rights, please disclose the number of future purchase rights issued, the fair value recorded, the fair value of the common stock assumed in the calculation, and any beneficial conversion feature recorded in connection with the issuance. Also, for each beneficial conversion feature recorded, provide us with a calculation. In addition, on page 45, you assert that a gain or loss on future purchase rights liabilities depends in part upon fluctuations in the fair value of your common stock. Please explain how the gain of $3.1 million recognized in 2012 and loss of $3.5 million recognized in 2013, as disclosed on page F-22, are consistent with this assertion, particularly considering the fluctuations in the fair value of your common stock, as disclosed on page 48. Please note that we are deferring a final evaluation of the future purchase rights and other costs until your estimated offering price is specified.

Response: The Company has added a table to Note 7 on page F-28 of the Registration Statement that includes a summary of the future purchase rights granted, the fair value of the rights at issuance, the fair value of the common stock at such dates, and the beneficial conversion amounts recorded in connection with the Company’s preferred stock issuances. The table below summarizes the calculations used for each of the beneficial conversion amounts recorded. The June 2013 financing includes both the beneficial conversion amount calculations associated with the future purchase rights and with the options granted to directors.

	September 2012 Purchase Rights	February 2013 Purchase Rights	April 2013 Purchase Rights	June 2013
				Purchase Rights	Options	Total

Preferred Share price	$8.00	$8.00	$8.00	$8.00	$8.00

Future Purchase Right Value / Aggregate Option Allocated Value	$1.54	$2.20	$2.20	$1.81	$4.22

Preferred Share Allocated Value	$6.46	$5.80	$5.80	$6.19	$3.78

Common Stock Value	$2.30	$6.85	$6.82	$6.82	$6.82

Beneficial Conversion per Share	—	$1.05	$1.02	$0.63	$3.04

Number of Preferred Shares / Options	—	305,571	46,251	66,250	86,917

Beneficial Conversion Value (in thousands):	—	$320	$47	$42	$264	$306

We have expanded our disclosures in Management’s Discussion and Analysis of Financial Position and Results of Operations under Financial Operations Review – Other Income (Expense) on page 48, Critical Accounting Policies and Significant Judgments and Estimates – Future Purchase Rights Liabilities on page 49, and Summary of Significant Accounting Policies – Future Purchase Rights Liabilities on page F-14 to clarify that the common stock is only one of several variables affecting the fair value of the future stock purchase rights.

We have also expanded the disclosures in Management’s Discussion and Analysis of Financial Position and Results of Operations – Results of Operations under Comparison of Six Months Ended June 31, 2012 and 2013 on page 55 and Comparison of Years Ended December 31, 2011 and 2012 on page 56 to explain the principal variables resulting in the $3.5 million loss recorded in the six month period ended June 30, 2013 and in the recognition of the $3.1 million gain in 2012, respectively.

The Company acknowledges the Staff’s deferral on commenting on the final evaluation of the future purchase rights and other costs until the Company’s estimated offering price is specified in its registration statement.

*  *  *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this submission, please advise us at your earliest convenience. You may reach me at (858) 350-2364 or Martin J. Waters at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Anthony G. Mauriello
Anthony G. Mauriello

cc:	Terence E. Winters, Ph.D., Vital Therapies, Inc.
Duane Nash, Vital Therapies, Inc.
Michael V. Swanson, Vital Therapies, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
William Molloie, PricewaterhouseCoopers LLP

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